Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: June 14, 2022

On June 10, 2022, Andrew Poole, the Chief Executive Officer of Delwinds Insurance Acquisition Corp., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with FOXO Technologies Inc., among other parties, spoke at The Podium: SPAC Leaders with Vince Molinari.

The following is an approximate transcript of the interview first made available on June 10, 2022.

Vince Molinari: Hi, I'm Vince Molinari, and welcome to the Podium SPAC Leaders. We are broadcasting from the iconic New York Stock Exchange. And I'd like to welcome Andrew Poole, who is the chief executive officer and chairman of Delwinds SPAC. Andrew, welcome to the show.

Andrew Poole: Thanks, Vince. Thanks for having me, appreciate it.

Vince: Jump right in. We wanted to learn about your SPAC. Tell us a bit about the team and what you're focused on.

Andrew: Yes. So, Delwinds is a collective of folks around specific industry sets with the ability to identify, execute and enhance market receptive investing opportunities, so that's pretty broad. Our headlines back Delwinds insurance is focused on insurance and insurtech, broadly speaking. So we've got a team made up of operating expertise in the C Suite of S&P 500, Russell 2000 public companies, a bunch of prior SPAC experience, private market investing experience, value creation playbook, and access to transaction capital. In general, I think we are really nice folks who want to have meaningful and genuine conversations with great founders, and great CEOs about their business aspirations and objectives. We're great at communicating and want to win for our partners and our investors.

Vince: Well, that's awesome. It sounds like part of your differentiation here is your team. But maybe you can speak to some more of the differentiation or benefits that potential investors would receive.

Andrew: Yeah, for sure. That's an important question. So first, these markets are so tough. The backdrop of the New York Stock Exchange is not having a good day, not having a good day today.

Vince: It's a rough world out there.

Andrew: kind of like 3, 4, 5%, something bonkers, right? So these markets are tough. In some cases, when markets get really tough, you get the baby thrown out with the bathwater scenario. This adversity, and this toughness presents opportunities. So, like you asked the question, not every SPAC is the same, not every sponsor is the same. Right now, everybody's all lumped together. Where we differentiate in part is the experience in tough markets. So, I came from the buy-side. I spent my career mostly in hedge funds.

For most folks, this is their first really serious earlier stage company valuation reset. For me, was investing and saw the NASDAQ bubble burst in 2000, we saw the 07 housing crisis implosion which speaking of insurance, caught a lot of financials off guard with their holdings of, I'd say at best inappropriate securities. Saw the flash crashes after that. Closed the SPAC at the height of COVID in March of 2020, the highest VIX ever. I never thought I would see VIX 85, and have to be closing a deal. And I have to say IGI, our target company at that time, has just been fantastic blowing away initial guidance we gave one of the few who's done that and a really bright future ahead.

So at Delwinds, our differentiation is we hope for the best, but we plan for the worst, and our timing isn't always great. But as a leader, my message is always be serious about your business. We aren't the boss of the markets but we respond and we will execute by not structuring ourselves into a hole. And so maybe that gives you some sense of Delwinds differentiation.

Vince: If I can dive into that a little bit more if you don't mind. So what comes through is a little bit of battle-tested if you would. Been through some cycles and this isn't the first foray. You did point out something early that I wanted to touch on because I think it is such an important component of a lot of the conversation around the SPAC industry is your previous SPAC beat the guidance when we're looking at managing expectations and really the opportunities within SPAC. So, as you say, some of the difficulty in an environment, there are things have cooled down, maybe that presents opportunities for folks like yourself.

Andrew: Yeah, totally. So, the swing and sentiment that we're experiencing today is an opportunity for the brave, just generally speaking. So right now if I'm a growth company, cash is king. Husband the cash when you have it. Valuation matters much less than a well-capitalized balance sheet to ride out stormy times. So this is a great opportunity that Delwinds sees in SPAC in general. And so we want to work with target companies on unique structures that allow a SPAC vehicle to bring significantly less dilution than other capital raising methods including IPOs or staying private. Especially for earlier stage companies who see the same thing as I do or as we do at Delwinds who see the value in raising some money now, we welcome those conversations.

To dive further in, I mean there are some super exciting companies out there at valuations today I think that are going to make investors a lot of money. At Delwinds, the way we're going to approach our SPACs and our partner SPACs when I say partner, where we have invested time and capital that don't necessarily have Delwinds name is through both a capital partnership and a strategic partnership. So this is a great combination when you take an operating company that has the potential to say take market share. You combine that with SPAC Delwinds and you give it a higher probability of execution from a business plan standpoint. And those are the synergies that make a great deal. And that's what I want to convey that you can count on us for. That's the core tenet of Delwinds, especially in tough markets.

Vince: Well, I like that, I want to emphasize a little bit bringing forward your positioning around viewing it as a partnership. There are not as we say all investor, all capital is equal when you look at some of the other benefits that come along with strategic beneficial capital. I think it's a really important point. Maybe you can go a little deeper if it's not revealing too much. But when you look at your target's business combination, what are you looking for, is it different today than it was six months ago with a different environment or even a year ago? How do you reevaluate to the extent you had to reevaluate?

Andrew: Yeah. Our current target is super exciting. There is that partnership and there is, in my opinion, that huge probability of execution because of the synergies that we've all created as a team and their recognition that now, is a great time to accelerate things for them. But, in general, we want to talk to folks who have a realistic view and who want to get creative. The best SPAC combinations are when it's not a cookie-cutter deal just like everybody else. So, you raise the pipe and you hope for the best on redemptions, and you don't respond to the ability to have a changing market conditions scenario.

So what we want to do with our partners is we want to set up a transaction where we can feel comfortable in that transaction from a valuation standpoint from, will it make money for investors? Is this the right thing for the board of the target company you say yes to and where we can persevere through market conditions? Because one thing SPAC has to deal with that and IPO or that a private capital raise doesn't have to do is the end of the day, private capital raise can rip up the term sheets at the last moment and just change it. An IPO can just say, "Oh, well we've tabled that." But a SPAC sponsor has an incentive and has investors where yes, you can rip it up, but you also have six months or four months during the closing process where things can dramatically change.

And I've shook hands with the target company. I've shook hands with that management team but I also have a fiduciary duty to my investors. So, I think without giving away too much secret sauce, we're planning for that time period where things change. We want to be responsive to both investors and to our target company to make things right.

Vince: Maybe it goes back to the earlier part of the conversation of, "Hope for the best, prepare for the worst."

Andrew: Yeah.

Vince: Andrew, terrific having you on today. Thank you for sharing some of your experience and insights in the industry. And we wish you the best of luck.

Andrew: Thank you so much, Vince. I look forward to doing this again sometimes.

Vince: Absolutely.

Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: June 14, 2022

On June 14, 2022, Andrew Poole, the Chief Executive Officer of Delwinds Insurance Acquisition Corp., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with FOXO Technologies Inc., among other parties, through his social media accounts, shared the following posts on LinkedIn and twitter.